UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EVOLVING GOLD CORPORATION

Management Discussion and Analysis
for the Second Quarter ended September 30, 2004

The following information, prepared as of November 25, 2004, should be read in conjunction with the unaudited interim financial statements of Evolving Gold Corp. for the six months ended September 30, 2004, as well as the audited financial statements for the period ended March 31, 2004 and the related management's discussion and analysis (the "Annual MD&A"). The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004.

On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004.

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

The Company plans to conduct an exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches will be investigated. The estimated cost for the initial program is $55,000.

A second phase of exploration is contingent upon the obtaining successful results from the first stage of exploration.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters. As the Company was incorporated in June 2003 and recently declared March 31 as its fiscal year end, quarterly financial information was not available for the periods prior to March 31, 2004.

	Quarter ended:
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Revenues	Nil	Nil	Nil	-	-	-	-	-
Net income (loss)	($238,181)	($51,304)	($152,118)	-	-	-	-	-
Net income (loss) per share, basic and fully diluted	($0.04)	($0.02)	N/A	-	-	-	-	-
Total assets	$46,937	$116,753	$169,715	-	-	-	-	-

Results of Operations

During the six months ended September 30, 2004, the Company reported a loss of $238,180 or $0.04 per share (loss of $186,877 or $0.02 per share for the three months ended September 30, 2004). The Company did not generate any revenue during either reporting period and incurred minimal overhead expenses.

Included in the statement of loss is a provision for stock-based compensation expense. The accounting policy for such item is as described elsewhere in this document.

Expenses for the six-month period ended September 30, 2004 (excluding stock-based compensation) were $124,236 ($72,932 for the three-month period) including management fees of $51,379 ($32,631 for the three-month period).

During the six-month period ended September 30, 2004, the Company did not make any exploration or property expenditures.

Liquidity and Capital Resources

Since incorporation in June 2003, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of 3 years ($15,000 on or before December 1, 2004, $85,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006). The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

During the nine months ended September 30, 2004, the Company completed no financings.

Financial Condition and Cash Flows

The Company has nominal working capital of $3,246 at September 30, 2004 as compared to $97,953 at March 31, 2004. The decrease in working capital corresponds directly to the operating expenses of the Company. It also reflects the fact that, as described earlier, the Company has no revenues from operations and at this time is dependent on raising its working capital from the junior resource equity markets.

Transactions with Related Parties

During the six months ended September 30, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, with a company whose director acts as a manager of the Company, and directly with a director as follows:

Management fees	$41,379
Promotion and advertising	450
Rent and administration fees	4,050
$45,879

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director formerly acted as manager for the Company. As at September 30, 2004, the prepaid balance under this agreement was reduced to nil.

Changes In Accounting Policies

During the three months ended September 30, 2004, the Company granted 500,000 stock options to certain directors. Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use of the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Accordingly, the Company has adopted a policy with regard to this matter as disclosed in the notes to the interim financial statements for the six months ended September 30, 2004. The impact of such policy was that a charge to operations for stock-based compensation amounting to $113,945 was made during the three-month period ended September 30, 2004 and an offsetting credit recorded as contributed surplus.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a) Authorized

Unlimited number of common shares without par value.

Issued and outstanding

6,150,100 common shares as at September 30, 2004 for net consideration of $306,500.

(b) Outstanding stock options at November 25, 2004

Type of Security	Number	Option Price	Expiry Date
Stock options	250,000	$0.25	July 15, 2009
Stock options	250,000	$0.25	September 15, 2009

Risks and Uncertainties

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company currently has no producing properties and no operating income or cash flow. The Company has one exploration stage project - the Murray Property.

The Murray Property is in an exploration stage only and is without a known body of commercial ore. Development of the Murray Property will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious metals from the Murray Property, such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control such as including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

Investor Relations

During the six months ended September 30, 2004 the Company did not engage any third party investor relations consultants. Investor relations activities were restricted to management staff distributing the Company's press releases and updating shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	Six months ended September 30, 2004	Financial year ended March 31, 2004
Deferred property acquisition costs	$Nil	$27,000
Administrative expense	$124,241	$152,133

The administrative expense is broken down into various components in the Statement of Loss and Deficit included in the interim financial statements for the six months ended September 30, 2004.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

EVOLVING GOLD CORP.

Financial Statements

For the six months ended September 30, 2004

(Prepared without audit)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EVOLVING GOLD CORP.
BALANCE SHEETS
	September 30,	March 31,
	2004	2004
	(Unaudited)	(Audited)

ASSETS

Current
Cash	$11,179	$113,186
GST receivable	8,757	3,979
Prepaid expenses - Note 5	-	25,550
	19,937	142,715
Resource property - Notes 3 and 5	27,000	27,000
	$46,937	$169,715

LIABILITIES

Current
Accounts payable and accrued liabilities	$16,691	$15,233

SHAREHOLDERS' EQUITY

Share capital - Note 4	306,600	100
Contributed surplus - Note	113,945	-
Special warrants - Note 4	-	306,500
Deficit	(390,299)	(152,118)
	30,246	154,482
	$46,937	$169,715

Nature and Continuance of Operations - Note 1

APPROVED BY THE DIRECTORS:

/s/ Lawrence Dick _________________________ Director	/s/ Warren McIntyre _________________________ Director

EVOLVING GOLD CORP.
STATEMENTS OF LOSS AND DEFICIT
(Prepared without audit)
	Three months ended	Six months ended
	September 30,	September30,
	2004	2004
Administrative Costs
Accounting	$5,295	$5,495
Bank charges and interest	94	272
Consulting	2,500	6,500
Legal	2,748	12,549
Management fees	32,631	51,379
Office and miscellaneous	1,128	1,558
Promotion and advertising	10,983	20,211
Rent and administration fees	1,500	5,550
Transfer agent and filing fees	16,053	17,680
Travel	-	3,042
Stock based compensation	113,945	113,945
Net loss for the period	(186,877)	(238,181)
Deficit, beginning of period	(203,422)	(152,118)
Deficit, end of period	$(390,299)	$(390,299)

Basic and fully diluted loss per share	$(0.03)	$(0.04)

EVOLVING GOLD CORP.
STATEMENTS OF CASH FLOWS
(Prepared without audit)
	Three months ended	Six months ended
	September 30,	September 30,
	2004	2004
Operating Activities:
Net loss for the period	$(186,877)	$(238,181)
Items not affecting cash
Stock-based compensation	113,945	113,945
	(72,932)	(124,236)
Changes in non-cash working items related to operations:
Prepaid expenses	9,499	25,550
GST receivable	(2,378)	(4,778)
Accounts payable and accrued liabilities	3,116	1,458
	(62,695)	(102,007)

Financing activities	-	-

Investing activities	-	-

Decrease in cash during the period	(62,695)	(102,007)
Cash, beginning of period	73,874	113,186
Cash, end of period	$11,179	$11,179

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$306,500	-

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended September 30, 2004
(Prepared without audit)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated as 6109527 Canada Ltd. on June 19, 2003 under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral resource properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in resource properties located in the Northwest Territories.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has accumulated losses of $390,299 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

The Company was inactive during the period ended September 30, 2003 and accordingly, comparative figures are not available.

Note 2 Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes thereto.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended September 30, 2004
(Prepared without audit)

Stock-based compensation

Effective April 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The section requires use of the fair value-based method of accounting for stock awards for fiscal periods beginning January 1, 2004. The value of such rewards is charged to the statement of operations over the vesting period of the stock awards with an offsetting credit to contributed surplus.

Consideration paid for shares on exercise of the share options are credited to share capital together with the amount of any contributed surplus that arose as a result of the grant of the exercised stock options.

Note 3 Resource Property

Pursuant to a property option agreement dated July 22, 2003, as amended September 16, 2004, between the Company and International Zimtu Technologies Inc. ("Zimtu"), the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories. Consideration is $17,000 cash, exploration expenditures of $250,000 and the issue of 200,000 Special Warrants as follows:

a) $17,000 cash (paid);

b) incurring exploration expenditures as follows:

i) $15,000 on or before December 1, 2004;

ii) a further $85,000 on or before July 22, 2005; and

iii) a further $150,000 on or before July 22, 2006.

c) the issue of 200,000 Series "P" Special Warrants (issued).

The Property is subject to, upon commencement of commercial production, a royalties equal to 2% of the net smelter returns on minerals other than diamonds and 2% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalties or the gross production diamond royalties at any time for $500,000 for each 1/2 interest.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended September 30, 2004
(Prepared without audit)

Note 4 Share Capital

Authorized:

Unlimited common shares without par value

	Number	$
Balance, March 31, 2004	100	100
Issuance pursuant to exercise of special warrants
Series "A" special warrants - at $0.01	1,400,000	14,000
Series "B" special warrants - at $0.05	3,250,000	162,500
Series "F" special warrants - at $0.10	1,100,000	110,000
Series "L" special warrants - at $0.05	200,000	10,000
Series "P" special warrants - at $0.05	200,000	10,000
Balance, September 30, 2004	6,150,100	306,600

During the six months ended September 30, 2004, each Series "A", "B", "F", "L" and "P" Special Warrant was exchanged into one common share of the Company.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended September 30, 2004
(Prepared without audit)

Note 5 Stock Option Plan and Stock-based Compensation

The Company established a share purchase option plan (the "Plan") in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Six Months Ended September 30, 2004
a) average risk-free interest rate	3.8 % to 4.0%
b) expected life	5.0 years
c) expected volatility	138 to 145%
d) expected dividends	Nil

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended September 30, 2004
(Prepared without audit)

Note 6 Related Party Transactions

During the six months ended September 30, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, with a company with a common director, and directly with a director as follows:

	Six months ended September 30, 2004	Period ended March 31, 2004

Consulting	$ -	$ 10,500
Management fees	41,379	52,400
Promotion and advertising	450	2,500
Rent and administration fees	4,050	41,445
	$ 45,879	$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director formerly acted as manager for the Company. As at September 30, 2004, the prepaid balance under this agreement was reduced to nil.

During the period ended March 31, 2004, the Company entered into a resource property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series "P" Special Warrants valued at $10,000.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Warren McIntyre, Director of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

/s/ Warren McIntyre
__________________________
Warren McIntyre
Director

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Lawrence Dick, Chief Executive Officer and President of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

/s/ Lawrence Dick
____________________________________
Lawrence Dick
Chief Executive Officer and President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director